

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

April 21, 2011

via U.S. mail and facsimile

Michael J. Hall, Acting Chief Executive Officer
Matrix Service Company
5100 E. Skelly Drive, Suite 700
Tulsa, Oklahoma   74135

> **RE:**   **Matrix Service Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 1-15461**

Dear Mr. Hall:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief